December 2, 2008

Ms. Julia E. Griffith

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

VIA FEDERAL EXPRESS AND EDGAR

Re:	Cell Genesys, Inc.
Schedule TO-I filed on November 7, 2008, as amended
File No. 5-40835

Dear Ms. Griffith,

On behalf of Cell Genesys, Inc, a Delaware corporation (“Cell Genesys” or the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated December 2, 2008 (the “Comment Letter”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter appear directly above Cell Genesys’s responses.

General

1. Refer to comment one. In order to comply with the all holders requirement in Rule 13e-4(f)(8)(i), you must be willing to accept securities tendered by any holder, regardless of the jurisdiction in which that holder is located. Revise to delete the language contained in the parenthetical that tenders will not be accepted and confirm in your response letter that you will accept tendered securities without regard to the holder’s home jurisdiction.

Response:

In response to the Staff’s comment, Cell Genesys has deleted the referenced parenthetical in the supplement to the Offer to Purchase to clarify that the tender offer is open to all holders of its convertible notes, except to the extent permitted under Rule 13e-4(f)(9)(ii). The Company confirms that it will accept tendered securities without regard to the holder’s jurisdiction.

2. We note your response to comment 2 and are unable to concur that a price range of 25% in your circumstances complies with Rule 14e-1(b). The factors that you reference, such as recent market volatility and the difficulty of obtaining accurate pricing information in a thinly traded security, weigh in favor of the offeror, rather than the selling security holder, assuming the risk of price determination. Please amend the offering document to clearly set forth the price at which you are willing to purchase the securities, and revise your offer to limit it to a reasonable range of prices.

Response:

The Company has amended the Offer to Purchase in response to this comment.

*        *        *        *        *

We believe Amendment No. 2 responds completely to all of the issues raised in the Comment Letter. If you have any questions regarding this letter or Amendment No. 2, please feel free to contact me at (650) 473-2600.

Sincerely,

/s/ Samuel Zucker
Samuel Zucker

cc:	Sharon Tetlow, Cell Genesys, Inc.
Eric Sibbitt, Esq., O’Melveny & Myers LLP